UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑     Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     82 - ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR SHAREHOLDERS
     Our focus in 2009 is to manage our assets in a manner that preserves shareholder value and to structure our company to capitalize on opportunities as the world emerges from the recent crisis conditions. During and subsequent to the close of our first quarter in 2009, KHD has made good progress in its restructuring efforts while maintaining its reputation for providing quality services and products to its customers and improving value for its shareholders. I will present our first-quarter operating results and then discuss our restructuring program and where we stand relative to what we expect to achieve.
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FIRST-QUARTER OPERATING RESULTS
     Before presenting the first-quarter results, a few words about the impact of the financial crisis on our performance are warranted. Over the past six months our shareholder communications have discussed the crisis situation, its impact on our customers and resulting anticipated impact on KHD’s business. In a nutshell, we had anticipated some contract cancellations, some contract delays, a significant decrease in the volume of new orders and to a much lesser degree, some impact on our 2009 revenues and profitability before restructuring charges due to the size and nature of our backlog entering 2009. The first-quarter operating results reflect these anticipated impacts. There have been no significant additional contract cancellations or delays since our last report to shareholders on March 27, 2009. In the first quarter of 2009, KHD recorded $7.9 million in restructuring charges.
     On a first-quarter comparative basis of 2009 over 2008, revenues were down 18%, order intake was down 72%, backlog was down 32%, net income was down 84% and earnings per share (on a diluted basis) were down 83%.
     For the quarter ended March 31, 2009, KHD reported revenues of $112.1 million, an 18% decrease from the $136.8 million reported for the first quarter of 2008. Net income, including restructuring charges, for the first quarter of 2009 decreased by 84% to $1.2 million from $7.4 million for the same period in 2008. Earnings per share (on a diluted basis) decreased by 83% to $0.04 per share from $0.24 for the first quarter of 2008.
     Both the number of shares issued and outstanding as at March 31, 2009 and the weighted average number of shares on a diluted basis for the three months ended March 31, 2009 was 30,522,645.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
ORDER BACKLOG BY REGION Q1.09
     Order intake for the quarter ended March 31, 2009 was $81.1 million, a decrease of 72% from the first quarter of 2008. Of the current period’s order intake 62% came from the emerging Asian region.
     Order backlog as of March 31, 2009 was $774.3 million, down 32% from the first quarter of 2008. The majority of the order backlog is in the world’s emerging economies: 44% in Russia/Eastern Europe, 15% in the Middle East and 35% in Asia.
     At the end of the first quarter of 2009, KHD had $366.0 million in cash, cash equivalents and short-term cash deposits; working capital of $271.4 million; and shareholders’ equity of $253.4 million. KHD’s current ratio was 1.69 and its long-term debt-to-equity ratio was 0.04.
ORDER INTAKE BY REGION Q1.09
PERFORMANCE
     Our margins for the first quarter of 2009 were 17.2%, versus 18.4% in the first quarter of 2008.
     KHD’s general and administrative expenses increased to $14.0 million in the first quarter of 2009 from $12.8 million in the first quarter of 2008. The increase is primarily linked to costs incurred on unsuccessful bids due to the decrease in business activity. This increase was partially offset by lower third-party professional fees and the first benefits of the realignments we are making to create our new management and organizational structures.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CEMENT
     Cement revenues for the first quarter of 2009 were $96.8 million, compared to $114.8 million in 2008.
CEMENT ORDER INTAKE
     Cement order intake for the first quarter of 2009 was $70.2 million, down from $260.7 million in the first quarter of 2008. The Russian/Eastern Europe and Asian markets accounted for over 70% of the order intake.
CEMENT BACKLOG
     Cement order backlog was $716.0 million at the close of the first quarter of 2009, compared to just over $1 billion at the close of the first quarter of 2008. Over 90% of this contracted backlog is in the emerging economies of Russia/Eastern Europe, Asia and the Middle East.
COAL AND MINERALS
     As announced at the close of 2008, KHD’s restructuring program includes divesting its coal and minerals customer group. Progress on this initiative is discussed in a subsequent section. Coal and minerals revenues were $15.4 million in the first quarter of 2009. For the first quarter of 2008, coal and minerals revenues were $22.0 million.
COAL AND MINERALS ORDER INTAKE
     Coal and minerals order intake for the first quarter of 2009 was $10.9 million, compared to $27.7 million for the corresponding period in 2008.
COAL AND MINERALS BACKLOG
     The coal and minerals backlog at the close of the first quarter of 2009 was $58.3 million, compared to $104.4 million at the corresponding time in 2008.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PROGRESS OF THE 2009 FOCUS
     Although it has only been six weeks since we announced the results for 2008 and presented our restructuring strategy in our filings and investor conference call, progress has been achieved towards our objectives of managing our assets in a manner that preserves shareholder value and structuring KHD to capitalize on opportunities as the world emerges from the recent crisis conditions.
     The annual report included a description of the overall restructuring plan and our estimate of associated costs of approximately $30.0 million, the majority of which would be recognized in 2009. In the first quarter of 2009 we recorded a charge of $7.9 million for restructuring costs relating primarily to our engineering workshop in Cologne, Germany. The expenses recorded relate to costs associated with involuntary employment terminations, asset impairments, facilities closure, lease termination and other costs.
     In April, KHD announced the departure of Jim Busche and the Board’s intention to replace Jim from within, effectively reducing the size and cost of the executive team. Further, KHD has decided to transfer its Hong Kong functions to Vienna.
     Our report to shareholders in March described some of the changes in the way KHD does business, including a number of process improvement and standardization initiatives. As part of the continuing customer-focused restructuring program, KHD implemented a substantial restructuring of the organization’s reporting functions. KHD’s new structure, effective May 1, 2009, will have four Customer Service Centers (“CSC”): the Americas, based in Atlanta; South Asia, based in New Delhi; Russia and the CIS, based in Moscow and Dessau; and Europe, the Middle East and Africa, currently based in Cologne. Customers will be directly served and supported from the CSC in their region. Each CSC will exploit the strength of KHD’s knowledge, technologies and experience in delivering quality products and services to our customers.
     Each CSC will be supported by “KHD Central,” a hub encompassing the corporate resources of Vienna and Cologne. KHD Central’s main role is to develop, manage and support the implementation of KHD’s operating strategies. It will also serve as a global support and management hub for finance, engineering, sales and marketing, technology, product and project management and supply. In addition, KHD Central is developing a strategy on how best to serve East Asian markets.
     As previously announced, KHD intends to reduce the size of its international staff by approximately 50% during the course of 2009. The majority of these reductions are scheduled for the second half of the year, to match our backlog

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

commitments. KHD initiated discussions with the relevant Workers’ Councils in Germany and is already four months into the required process associated with staff reductions and social plans.
     A key component of the restructuring effort is the divestment of the coal and minerals-related assets. These assets include a portion of our sales, engineering and management activities in Cologne, the entire workshop in Cologne, all of our operations in Calcutta, India and South Africa, and a portion of our operations in China and Russia. Approximately 300 staff members are included in these assets. KHD is pleased to announce that it has entered into a memorandum of understanding for the sale of these assets. The closing of this transaction is expected before the close of the current quarter and is subject to a due diligence review.
As discussed in our annual report and investor conference call of March 27, 2009, KHD entered into negotiations with Mass Financial Corp. (“Mass”) in an effort to reach an agreement regarding the immediate realization of the economic value of the preferred shares of Mass and one of its former subsidiaries by way of redemption of these shares. Such an agreement was reached and a transaction concluded on May 12, 2009. The details of the transaction are provided in the appropriate section of the Form 6-K filing. This transaction substantially completes the divestment of legacy assets. KHD and Mass have substantially completed their separation, and their respective managements are free to focus on their respective core businesses.
     Finally, effective May 1, 2009, Gerhard Rolf joins the KHD Board of Directors, bringing a wealth of restructuring experience in major international business environments.
Respectfully Submitted,
Jouni Salo
President and Chief Executive Officer

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 14, 2009)

The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2009 should be read in conjunction with our 2008 annual (as contained in our 2008 annual report on Form 20-F) and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our 2008 audited consolidated financial statements to U.S. GAAP, see Note 31 to our 2008 audited consolidated financial statements in our 2008 annual report on Form 20-F.

We are a foreign private issuer with a class of securities registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2008 and 2007 has been extracted from our 2008 annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 27, 2009.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of May 14, 2009. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a continued downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the continued worldwide economic downturn resulting from the effects of the subprime lending and general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2) continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a continuing decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties is set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the period ended March 31, 2009, we operated in two reportable segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine. The segments are managed separately because each requires different management skills. The industrial plant engineering and equipment supply segment is our active core business, requiring a variety of production and marketing strategies. Our interest in the Wabush iron ore mine is a passive investment, requiring diligent monitoring to assure the royalties we receive are correct and our interests are protected.

Description of our Industrial Plant Engineering and Equipment Supply Business

Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. The two major customer groups of our industrial plant engineering and equipment supply segment are in the cement and coal and minerals industries. Services to these two customer groups share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produces clinker and cement and processes coal and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections, including modernization and capacity increase measures, as well as automation and process control equipment. We have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker and cement and process coal and minerals, such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections, including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated which sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2008, 2007 and 2006, 3.9 million, 4.8 million and 4.1 million tons of pellets of iron ore, respectively, were shipped from the Wabush iron ore mine.

The Wabush iron ore mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., U.S. Steel Canada Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and consequently the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to future production levels can be provided, since the operator of the Wabush iron ore mine is owned by the joint venture of steel producers and traders, production from the mine has been generally maintained at relatively consistent levels.

In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties have proceeded to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. Examinations for discovery have been completed and the arbitration panel began hearing the arbitration in March, 2009. We anticipate that the hearing will conclude by the end of May, 2009 and a decision will be rendered in 2009.

Discontinued Operations

Disposition of Financial Services Operations

In December, 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enabling investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial Corp.’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, the carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares of Mass Financial and one of its subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million).

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services AG and our royalty interest in the Wabush iron ore mine, and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount. This resulted in our financial services business being held by Mass Financial as a separate company.

For more information about the disposition of our financial services operations, please see information under the section entitled “Discontinued Operations — Disposition of Financial Services Operations” in our annual report on Form 20-F.

In connection with the preparation of our financial statements for the year ended December 31, 2008, we took steps to determine the fair value of the preferred shares of Mass Financial and one of its former subsidiaries. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. As a result, we recognized a fair value loss of $55.1 million on our investment in the preferred shares of the former subsidiaries at December 31, 2008. There was no change in fair value in terms of Canadian dollars in the first quarter of 2009. We entered into negotiations with Mass Financial in an effort to come to an agreement regarding the realization of the economic value of the preferred shares by way of redemption of the shares and on May 12, 2009, we entered into and completed a definitive agreement with Mass Financial. For more information, see the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”.

Real Estate and Other Interests

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit and Investments Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement whereby we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled their book value. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates did not significantly change the economic interests of our shareholders in the assets of our company.

Results of Operations

Impact of the Current Economic Conditions

The global economies, including our principal markets of Asia, Russia, Eastern Europe and the Middle East, continue to undergo a period of economic uncertainty related to the tightening of credit markets worldwide. This has resulted in numerous adverse effects, including unprecedented volatility in financial markets and stock prices, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, increased unemployment, liquidity concerns and volatile but generally declining energy prices.

A significant portion of our business includes selling capital equipment to cement producers. The current economic conditions and the credit shortage have had, and we anticipate will continue to have, an adverse impact on the international construction market, as construction projects are dependent on the availability of financing. We also expect the demand for coal and minerals to decrease. Many of our customers are reliant upon access to credit and equity capital markets to finance the projects for which they use our products and services. If the future economic environment continues to be less favourable than it has been in recent years, we may experience difficulties due to the financial viability of certain of our customers, their reduced ability to finance projects, and the reduced future demand for our products and services. These adverse economic conditions could lead to lower than expected revenues for our company in future years.

We have already experienced some impact from the weakening of the global economy as our order intake for the year ended December 31, 2008 decreased by 24.7% from the year ended December 31, 2007. For the period ended March 31, 2009, order intake was 71.9% lower than the same period in 2008. These decreases in order intake were primarily a result of delays in project awards by customers reviewing their financing alternatives in light of uncertainty in the credit markets and the cancellation of planned projects resulting in fewer contract bidding opportunities. As a consequence of our review of every project in our backlog, including discussions with our customers and suppliers, we determined that the amount of contracts at risk included in our order intake and backlog was $159.2 million as of December 31, 2008. Further, the total value of contracts officially cancelled as of that date amounted to $100.2 million. During the quarter ended March 31, 2009, contract cancellations were not significant and the amount of contracts at risk in our order backlog decreased to $133.3 million, primarily as a result of customers obtaining the necessary financing to continue with their projects. In the first quarter of 2009, we recognized a reduction in the loss on terminated customer contracts of $0.5 million. We cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of the current and future economic conditions and other factors which are beyond our control. We have not quantified such impact and did not make provision for same in our audited consolidated financial statements for the year ended December 31, 2008 or in our unaudited consolidated financial statements for the three-month period ended March 31, 2009.

We continue to closely monitor market communications concerning our customers. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans by assessing the impacts of the tight credit markets, assuming demand for product will decrease, and weighing the decrease in the cost of shipping products as compared to importing products. The extent of our customers’ reductions in capital expenditures are not yet known. As a result of the current international financial conditions:

•	several of our customers have approached us to discuss renegotiating projects and contracts, including extensions of credit terms and/or delays in the completion of such projects;

•	we expect that some of our customers will cancel all or a portion of their projects; and

•	we expect that there will be a continued decrease in order intake and a decrease in the number of new project opportunities primarily as a result of our customers’ decisions to delay new projects.

In the last quarter of 2008, we developed an action plan to minimize costs, maximize profitability and preserve shareholder value through the crisis period. We evaluated our current structure and made determinations to ensure that we are in a position to capitalize on opportunities that become available as conditions improve. In connection with this evaluation, we determined to divest our interest in the preferred shares of Mass Financial and one of its former subsidiaries. See below under the heading “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”. Further, as disclosed in our annual report on Form 20-F, we have implemented a restructuring program that we expect to continue into 2010 and we expect to incur restructuring charges in connection with this program. See below under the heading “Restructuring Activity”.

In summary, challenging market conditions are anticipated to continue in 2009 as customers’ willingness to invest in new projects is expected to continue to decline because access to liquidity and credit has become tighter, which may continue to have a negative impact on our results for fiscal year 2009 and subsequent years.

Provisions for Supplier Commitments on Terminated Customer Contracts

As a result of changes in market conditions and the international business environment caused by the current financial crisis during the fourth quarter of 2008, we received requests from a number of customers to modify their existing contract terms. These requested variations included extensions of credit terms, delays or cancellation of contracts. In addition, one of our customers went into voluntary liquidation. We continue to evaluate our legal and commercial positions with respect to each potentially affected contract. Provisions have been recorded for all non-cancellable supplier purchase obligations and doubtful receivables and all work in progress on these contracts is expensed immediately. We are working with our legal advisors, customers and suppliers to determine the best course of action for fiscal year 2009.

The provision for supplier commitments, which is based on the negotiations with customers and suppliers, is regularly monitored and adjusted when necessary based on negotiations with customers. A re-evaluation of the provision for supplier commitments as of March 31, 2009 showed that it was overstated by $0.6 million. This amount was reversed and credited to the income statement. The final amount will be settled based on negotiations with customers and suppliers. The following is a summary of the changes in the provision for supplier commitments on the terminated customer contracts during the first quarter of 2009:

Balance at beginning of period	$23,729
Paid	—
Reversal	(612)
Reclassification to inventory reserve	(885)
Currency translation adjustments	(1,097)

Balance at end of period	$21,135

Further, an additional impairment on inventories of $0.1 million was charged against the income statement.

Restructuring Activity

In our annual report on Form 20-F, we announced that we had initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet our objective of offering cost effective solutions to our customers. As part of the program, we are undertaking several initiatives to transform the structural efficiency of our operations worldwide. These initiatives include a reduction in our international headcount and an intended divestiture of our coal and minerals customer group. It is estimated that the restructuring program will cost approximately $30.0 million. These costs relate primarily to costs associated with involuntary employment terminations, asset impairments, facilities closure, lease termination and other costs. Total restructuring costs of $7.9 million were recognized in the three-month period ended March 31, 2009.

The restructuring program will result in a significant reduction in our global workforce over the next fifteen months. This will be achieved through a combination of rightsizing initiatives and the sale or shutdown of certain non-core activities and assets. As part of this initiative, we will realign the size and scope of our internal manufacturing capacity. On March 24, 2009, we announced our intention to close the workshop, located in Cologne, Germany, and provided official notice of such closure to the workers’ council. A workers’ council is established in German companies pursuant to the provisions of the German Works Constitution Act. The workers’ council is elected by the employees of a company in order to represent the interests of the employees in relation to the company’s management or the company itself. In this respect, the workers’ council is a committee compliment to the trade unions which represent the interests of employees on a national and/or European level. In addition, we have decided to close our Hong Kong office and move all functions performed in that office to our office in Vienna, Austria.

In connection with the restructuring program, we determined to make certain changes with respect to our coal and minerals customer group. Specifically, we intend to: (i) merge our roller press business in the minerals market with our cement roller press business worldwide; and (ii) divest our coal and minerals customer group in each of Germany, India, China, South Africa and Russia. The sales revenue in each of 2008 and 2007 of the customer group to be divested was approximately $53.0 million. The process for the divestiture of our coal and minerals customer group is well advanced and we expect the divestment to be completed within the next three to six months. We do not expect a material impact on our financial position as a result of the divestment.

For more information on the divestiture of our coal and minerals group, please see the section entitled “Proposed Transactions”.

We recognized the restructuring costs in the first quarter of 2009 as follows:

Provisions:
Costs associated with involuntary employment terminations	$3,899
Facilities closure	1,302
Lease termination and other costs	1,328

6,529
Impairment of fixed assets	227

Restructuring costs, excluding inventory write-down	6,756
Write-down of inventories	1,121

Total restructuring costs	$7,877

The following is a summary of the changes in the provision for restructuring costs during the three-month period ended March 31, 2009:

Balance at beginning of period	$—
Provision during the period, excluding inventory and fixed asset write-downs	6,529
Paid	—
Reversal	—
Currency translation adjustments	119

Balance at end of period	$6,648

Settlement of Preferred Shares of Mass Financial and its Former Subsidiary

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries is a legacy asset and was recorded at its estimated fair value of Cdn$23.4 million as at both March 31, 2009 and December 31, 2008. In our annual report on Form 20-F, we announced that as part of the continued realignment of our business to focus on the expansion of our industrial plant engineering and equipment supply business, we had entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. For more information, please see “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary” in our annual report on Form 20-F.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the redemption of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12.284 million, which represented the gross redemption amount of the preferred shares of Cdn$49.284 million offset by the indebtedness of Cdn$37.0 million owed to Mass Financial. The payment of the Cdn$12.284 million was payable as follows:

(a)	Cdn$8.28 million being satisfied by Mass Financial agreeing to transfer 788,201 of our common shares to our company;

(b)	Cdn$1.71 million being satisfied by way of cash payment by Mass Financial to our company;

(c)	Cdn$1.75 million being satisfied by way of issuance to our company of an assignable promissory note having a principal amount of Cdn$1.75 million, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$539,697 being satisfied by setting-off of accrued and unpaid interest on our indebtedness to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

Mass Financial also agreed to settle Cdn$11.346 million owing to us in respect of the accrued dividends on the preferred shares, which will be payable by way of the issuance of a promissory note having a principal amount of Cdn$11.346 million, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer.

The settlement of the preferred shares was approved by our independent directors, as recommended by our audit committee, which took into account a variety of factors prior to granting such approval, including material tax consequences, the importance of maximizing cash holdings given the current economic situation, the ability to reduce the number of our outstanding common shares, the impact of the transaction on creditors, lenders, customers, shareholders and other interested parties, the fact that the preferred shares were not core assets and the current economic value of the preferred shares. The directors and the audit committee also engaged and considered the advice of an independent financial advisor and outside independent legal counsel. The directors and the audit committee also considered the advantages, disadvantages and risks of proceeding with the transaction and concluded that proceeding with the transaction was in the best interests of our company and its shareholders. This transaction substantially completes the disposition of our financial services operations which commenced in 2005 and enables KHD and Mass Financial to focus on their respective core businesses.

As a result of the settlement of the preferred shares of Mass Financial and one of its former subsidiaries, we will recognize a loss of approximately Cdn$11.1 million in the second quarter of 2009.

Summary of Three-Month Results

The following table provides selected financial information for the three-month periods ended March 31, 2009 and 2008.

	Three months ended
	March 31,	March 31,
	2009	2008
	(United States dollars in thousands, except per share amounts)

Revenues	$112,128	$136,836
Gross profit	19,241	25,207
Restructuring costs, excluding inventory write-down	(6,756)	—
Operating income (loss)	(255)	15,265
Net income	1,205	7,431
Earnings per share
Basic	0.04	0.25
Diluted	0.04	0.24

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$112,128	$163,682	$193,596	$144,240
Gross profit (loss)	19,241	(356)	36,574	28,332
Restructuring costs, excluding inventory write-down	(6,756)	—	—	—
Operating income (loss)	(255)	(14,582)	31,923	23,779
Income (loss) from continuing operations	1,205	(64,857)	30,804	19,670
Income (loss) from continuing operations, per share
Basic	0.04	(2.12)	1.01	0.65
Diluted	0.04	(2.12)	1.01	0.64
Net income (loss)(1)	1,205	(64,857)	30,804	19,670
Net income (loss) per share(1)
Basic	0.04	(2.12)	1.01	0.65
Diluted	0.04	(2.12)	1.01	0.64

	March 31,	December 31,		September 30,	June 30,
	2008	2007		2007	2007(1)
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$136,836	$163,498		$150,441	$159,544
Gross profit	25,207	25,875		20,551	19,405
Restructuring costs, excluding inventory write-down	—	—		—	—
Operating income	15,265	14,495		14,513	12,191
Income from continuing operations	7,431	12,854		19,727	10,284
Income from continuing operations, per share
Basic	0.25	0.43		0.65	0.35
Diluted	0.24	0.42		0.64	0.34
Net income(1)	7,431	11,611	(2)	11,782	10,269
Net income per share(1)
Basic	0.25	0.39	(2)	0.39	0.35
Diluted	0.24	0.38	(2)	0.38	0.34

(1)	Including both continuing and discontinued operations.

(2)	Including extraordinary gain.

Three-Month Period Ended March 31, 2009 Compared to Three-Month Period Ended March 31, 2008

Based upon the period average exchange rates for the three-month period ended March 31, 2009, the United States dollar increased by approximately 15.1% in value against the Euro and 24.0% in value against the Canadian dollar, compared to the period average exchange rates in 2008. As at March 31, 2009, the United States dollar had increased by approximately 5.0% against the Euro and by 2.9% against the Canadian dollar since December 31, 2008.

In the three-month period ended March 31, 2009, total revenues from our industrial plant engineering and equipment supply business decreased by 18.1% to $112.1 million from $136.8 million in 2008, due to the phasing of project completion and a slowdown in business activity as a result of the economic crisis. Revenues earned were primarily the result of ongoing progress toward the completion of contracts resulting from high demand in prior periods for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. Order intake for the three-month period ended March 31, 2009 decreased to $81.1 million compared to $288.4 million for the three-month period ended March 31, 2008. The majority of this order intake is in the cement business and originates from orders for spare parts globally and other orders for capital equipment in the emerging markets, particularly in Asia. Backlog at the close of 2008 decreased by 8.3% to $842.8 million (€605.5 million) from $919.3 million (€629.6 million) at the close of 2007. Order backlog at March 31, 2009 was $774.3 million compared to $1.1 billion as at March 31, 2008.

In the three-month period ended March 31, 2009, cost of revenues for our industrial plant engineering and equipment supply business decreased by 17.3% to $92.3 million from $111.6 million in 2008. The decrease in expenses reflects the decrease in our revenues. Our gross profit margin was 17.2% and 18.4% for the three-month periods ended March 31, 2009 and 2008, respectively. The reduction in the loss on terminated customer contracts and restructuring costs had a 0.5% negative impact on our gross profit margin in the first quarter of 2009.

We also earned income of $2.1 million from our interest in the Wabush iron ore mine in the three-month period ended March 31, 2009, as compared to $4.0 million for the same period in 2008. The income decreased primarily due to a decrease in shipments.

General and administrative expenses, excluding stock based compensation, increased by 8.8% to $14.0 million for the three-month period ended March 31, 2009 from $12.8 million in 2008. The increase is primarily linked to costs incurred for unsuccessful bids due to the decrease in business activity. This increase was partially offset by lower third party professional fees and the first benefits of the realignments we are making to create our new management and organizational structures. Stock-based compensation was $0.9 million and $1.1 million during the three months ended March 31, 2009 and 2008, respectively.

In the three-month period ended March 31, 2009, net interest income decreased to $1.6 million (interest income of $2.3 million less interest expense of $0.7 million) as compared to $4.5 million (interest income of $5.1 million less interest expense of $0.5 million) for the same period in 2008. The decrease in net interest income was a result of lower returns earned on cash deposits and on financial instruments. We did not accrue the interest income on the preferred shares of our former subsidiaries in anticipation of the settlement discussed in the section entitled “Settlement of Investment in Preferred Shares of Mass Financial and its Former Subsidiary”.

Other expense was $0.3 million for the three-month period ended March 31, 2009, compared to other expense of $1.3 million for the same period in 2008. In the three-month period ended March 31, 2008, other expense included realized and unrealized losses on trading securities of $3.2 million, which were partially offset by $1.0 million net gains on derivatives.

Minority interests increased for the three-month period ended March 31, 2009 to $4,000 positive from $43,000 negative for the same period in 2008.

In the three-month period ended March 31, 2009, our net income was $1.2 million, or $0.04 per share on a basic and diluted basis, compared to $7.4 million, or $0.25 per share on a basic basis ($0.24 per share on a diluted basis) in the same period in 2008.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated.

	March 31,	December 31,
	2009	2008
	(in millions)

Cash and cash equivalents	$363.1	$409.1
Total assets	718.2	765.7
Long-term debt, less current portion	10.8	11.3
Shareholders’ equity	253.4	261.9

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, cash deposits and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. Our cash and short-term deposits are deposited in highly rated banks located principally in Austria and Germany. The largest portion of the cash is denominated in Euros, the currency of our major operating subsidiaries, and the balance is predominantly held in United States dollars, Indian rupees and Canadian dollars. We continuously monitor both the credit rating of such banks and the public commitments from the Austrian and German governments regarding financial support for their banks. In 2008, the Austrian and German governments announced their commitment to support their banking systems in the event that such support should be necessary as a result of the current economic uncertainty.

As at March 31, 2009, our total assets decreased to $718.2 million from $765.7 million as at December 31, 2008, primarily as a result of lower current assets. At March 31, 2009, our cash and cash equivalents were $363.1 million, compared to $409.1 million at December 31, 2008. The decrease in our cash position is primarily due to the phase of completion of certain major projects. We also had short-term cash deposits of $2.9 million at March 31, 2009, which have original maturities of greater than 90 days but are to mature within the next 12 months, compared to $nil at December 31, 2008. As at March 31, 2009, the market value of short-term securities amounted to $3.1 million, compared to $3.0 million as at December 31, 2008. This represents an unrealized gain on the marketable securities that we hold. As at March 31, 2009, our long-term debt, less current portion, was $10.8 million, compared to $11.3 million as at December 31, 2008.

As at March 31, 2009, we had credit facilities of up to a maximum of $452.5 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of March 31, 2009, $207.8 million (December 31, 2008: $241.9 million) of the available credit facilities amount had been committed and there are no claims outstanding against these credit facilities. As at March 31, 2009, cash of $30.8 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% per annum on outstanding amounts. We are in, and are expected to remain in, compliance with covenants as stipulated in the credit facilities.

As at March 31, 2009, we had debt maturities (including interest payments) of $0.2 million due in 12 months and $11.2 million due in 12 to 24 months. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. For more information, see Note 17 to our audited consolidated financial statements included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished the three-month period ended March 31, 2009 with a cash balance of $363.1 million and working capital of $271.4 million. There were no significant share issuances nor long-term debt financings during the three-month period ended March 31, 2009.

Operating Activities

During the three-month period ended March 31, 2009, operating activities used cash of $28.6 million, as compared to providing cash of $32.4 million in the comparative period in 2008. The primary reason for this is the phase of completion of certain projects. Trade receivables increased due to a significant project nearing completion during the month of March. The decrease in accounts payable was primarily due to following the payment schedule established with suppliers in various projects but was also due to the decrease in business activity. During the current period, the increases in receivables and the decreases in accounts payable and accrued expenses and income tax liabilities were the principal uses of cash.

We expect to satisfy our working capital and other requirements in the next twelve months through cash flow from operations and the utilization of a portion of our cash reserves.

In 2008, operating activities provided cash of $84.1 million, as compared to $130.1 million in 2007. Net income after adding back losses on short-term securities, fair value loss on investments in preferred shares of former subsidiaries, future income taxes plus increases in accounts payable and accrued expenses and provision for terminated customer contracts and the decrease in inventories were the prime contributors to the cash provided by operating activities in 2008. During 2008, the increases in restricted cash, receivables and contract deposits and prepaid and the decrease in income tax liabilities were the principal uses of cash.

Changes in operating assets and liabilities resulted in a source of funds of $8.4 million in 2008 and reflects business development and the stage of completion of many of our projects. During 2008, we invested $15.1 million in trade and other receivables and increased our investment in contract deposits, prepaids and other by $27.9 million, which is reflective of the stage of completion of our customer contracts. Income tax liabilities declined by $11.1 million giving rise to a use of funds. Our primary sources of funds from operating assets and liabilities in 2008 arose from an increase in accounts payable that provided cash of $44.0 million and provision for loss on supplier commitments and terminated customer contracts that provided cash of $22.4 million.

Changes in operating assets and liabilities resulted in a source of funds of $69.3 million in 2007, reflecting increased progress billings, decreased inventories and general business development. During 2007, trade and other receivables provided cash of $11.3 million and we increased our investment in contract deposits, prepaid and other by $6.7 million, which was reflective of the stage of completion of our customer contracts. Income tax liabilities in 2007 provided cash of $7.8 million as a result of an increase in such liabilities. Our primary source of funds from operating assets and liabilities in 2007 arose from an increase in progress billings that provided cash of $76.9 million.

Investing Activities

During the three-month period ended March 31, 2009, investing activities used cash of $1.1 million, as compared to $1.8 million in the comparative period in 2008. We did not have significant investing activities in either period.

During the year ended December 31, 2008, investing activities used cash of $6.2 million, as compared to $11.7 million in 2007. We did not have significant investing activities in either period. We used $1.5 million in acquiring increased shareholdings in subsidiaries in 2008, compared to $7.8 million in 2007. Capital expenditures were $3.0 million and $3.5 million in 2008 and 2007, respectively.

Financing Activities

During the three-month period ended March 31, 2009, financing activities provided cash of $nil, compared to $16,000 in the comparative period in 2008. We received $nil as a result of the exercise of stock options in the three-month period ended March 31, 2009, compared to $131,000 in the same period in 2008.

In 2008, financing activities provided cash of $2.3 million, as compared to $0.6 million in 2007. We received $4.4 million as a result of the exercise of stock options in 2008, as compared to $8.8 million in 2007. In 2007, we used $5.4 million in connection with the distribution of the Austrian depository certificates of SWA Reit. Net debt repayment used cash of $2.1 million in 2008, compared to $2.8 million in 2007.

We had no material commitments to acquire assets or operating businesses at December 31, 2008 or March 31, 2009. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. Foreign currency translation losses or gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income. As our revenues are also received in Euros, Indian rupees and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and Canadian dollars during that period.

In the three-month period ended March 31, 2009, we reported a net $10.6 million currency translation adjustment loss, compared to a net $0.5 million currency translation adjustment gain for the three-month period ended March 31, 2008 and, as a result, our accumulated other comprehensive income at March 31, 2009 was $38.0 million, compared to $48.6 million at December 31, 2008. The currency translation adjustment gain or loss did not have an impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $13.2 million as of March 31, 2009 and the net loss of $0.4 million on the foreign currency derivatives was included in our other expense during the three-months ended March 31, 2009. For more information, see the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements included in our annual report on Form 20-F.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method of accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, particularly with respect to costs incurred to date and total estimated costs of completion, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods. Our management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluation of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions.

Assets acquired in satisfaction of receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the receivables. Any excess of the carrying value of the receivables over the fair value of the assets acquired is written off and is included in the determination of the income. As of March 31, 2009, we determined that the gross amount of our trade receivables was $84.2 million and we recorded an allowance for credit losses of $2.8 million for the receivables. We may be required to record further impairments in the future should the global economy continue to deteriorate. See Note 6 to our audited annual consolidated financial statements included in our annual report on Form 20-F.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries was created in January, 2006 as a result of the spin-off of our financial services business. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31,

2008, we used a discount rate of 30% in our financial valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result of this process, we recognized a fair value loss of $55.1 million on our investment in the preferred shares in 2008.

The unrealized fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries reflects the significant weakness in the global credit and equity markets experienced in the fourth quarter of 2008. We considered the fair value loss to be an other than temporary decline in value as we expected to negotiate a settlement of the net position of our investment in the preferred shares.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the redemption of the preferred shares of Mass Financial and its former subsidiary and the payment of accrued dividends on the preferred shares of Mass Financial. For more information, please see the section entitled “Settlement of Investment in Preferred Shares of Mass Financial and its Former Subsidiary”.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on an actuarial report to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carryforwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Provisions for Supplier Commitments on Terminated Customer Contracts

As a result of changes in market conditions and the business environment effected by the current financial crisis, beginning in the fourth quarter of 2008 and continuing into the first quarter of 2009, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included extension of credit terms, delays or cancellations of contracts. In addition, one of our customers went into voluntary liquidation.

In the last quarter of 2008, a provision was set up for terminated customer contracts including the unavoidable costs to be paid to suppliers, less economic benefits expected to be received. Unavoidable costs to be paid to suppliers include purchase obligations whose nature has changed from contingent liability to provision. Economic benefits expected to be received have been calculated based on the estimated net recoverable value of respective material. Accounts receivable and the gross amount due from customers recorded for these contracts have been impaired.

Provisions for Restructuring Costs

As a result of the 2008 financial crisis, we expect the dramatic changes in world credit markets and the global recession will continue to have a negative impact on our customers’ future expenditure programs. In anticipation of expected lower order intake, we are fundamentally restructuring our business model.

We have initiated a restructuring program aligning capacities to changes in market demands, allocating resources depending on geographical needs and focussing on markets and equipment that will meet our objective of offering cost effective solutions to our customers. On March 24, 2009, we announced our intention to shut down our workshop in Cologne, Germany and have given official notice of the shutdown to the workshop’s workers’ council.

In the first quarter of 2009, a provision was set up for restructuring costs related to the shut-down of the workshop in Cologne. The provision includes salary costs based on contractual obligations for employment contracts terminated or being terminated which are estimated to not result in economic benefits for the company, as the employees are no longer providing services to our company. Facilities closure costs, lease termination costs and other miscellaneous shut-down costs have been accrued at the estimated fair value of the expenditure required to settle our present obligation at the balance sheet date. Furthermore, fixed assets and inventory were impaired to reflect their estimated recoverable value.

Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We expect to complete our project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, by June 30, 2009.

We are required to qualitatively disclose the implementation impacts in conjunction with our 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

Adoption of New GAAP in 2009

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets. The adoption of this new accounting standard did not have any material impact on our financial position as of January 1, 2009.

Business Combinations

AcSB issued CICA Handbook Section 1582, Business Combinations, in January 2009 to replace Section 1581. This new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. CICA Handbook Sections 1582, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, should be applied at the same time. We are reviewing the requirements of these new standards.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We did not have any guarantees (which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees) outstanding as of March 31, 2009 or December 31, 2008.

As at March 31, 2009, we had credit facilities of up to a maximum of $452.5 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of March 31, 2009, $207.8 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against such credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2008	1 Year	Years	Years	5 Years	Total

Long-term debt obligations	$277	$11,728	$—	$—	$12,005
Operating lease obligations	3,772	2,694	2,580	828	9,874
Purchase obligations(1)	293,547	—	—	—	293,547
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(2)	—	8,344	—	—	8,344

Total	$297,596	$22,766	$2,580	$828	$323,770

(1)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(2)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2008) during the three-month period ended March 31, 2009 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations and certificates of deposit.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2009 and March 31, 2009, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing Operations

Transactions with related parties during the current period:

Dividend income on common shares*	$154
Royalty expense paid and payable*	(71)
Fee income	3
Fee expense for managing resource property	(141)
Fee expense for management services, including expense reimbursements	(294)
Interest expense	(325)
Impairment charge on a receivable	(313)
Management fee to a corporation in which our former Chief Executive Officer has an ownership interest	(166)

*	included in income from interest in resource property

Balance with related parties at March 31, 2009:

Accrued interest and dividend income receivable	$9,027
Due from affiliates	1,115
Accrued interest payable	321
Due to affiliates	209

Proposed Transactions

As part of a series of initiatives we have undertaken in response to the current economic situation, we have determined to merge our roller press business in the minerals market with our cement roller business worldwide and divest our coal and minerals customer group located in Germany, India, China, South Africa and Russia.

On May 5, 2009, our company entered into a memorandum of understanding with McNally Bharat Engineering Company Limited that contemplates the divestment of our interests in our coal and minerals customer group and our workshop, located in Cologne, Germany, for the manufacturing of equipment for the cement and coal and minerals industries to McNally Bharat.

We have also agreed to use our best efforts to cause the transfer of certain staff that are employed in the field of coal and minerals by our group of companies, particularly in Russia and China, and to grant McNally Bharat the right to continue to manufacture our roller press product for a period of three years from the closing date, provided that is done on normal commercial terms. Further, for a period of three years from the date of closing, we will offer the workshop contracts to manufacture equipment required for our cement business that the workshop has been manufacturing up to this time, and McNally Bharat will undertake to accept such orders on a priority basis.

The memorandum of understanding is non-binding apart from certain provisions with respect to exclusivity, confidentiality, termination and certain other miscellaneous terms. Closing of the transaction is subject to completion of a satisfactory due diligence review by McNally Bharat, which it is currently undertaking. The memorandum of understanding contemplates that the closing of the transaction will occur on or before June 30, 2009.

Financial Instruments and Other Instruments

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers and internal auditors to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts. In the period ending March 31, 2009, we were predominantly entering into conservative hedging instruments such as forwarding contracts in order to mitigate currency fluctuations.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

For more information about specific market risks we are exposed to, please see information under the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at May 14, 2009, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,522,645	(1)

(1)	Based on our consolidated financial statements. This number did not include 5,612,883 common shares owned by four wholly-owed subsidiaries.

As at May 14, 2009, our company had the following options granted and outstanding:

Type	Number	Exercise Price	Expiry Date

Options	176,118	$13.06	May 17, 2016
Options	31,112	$15.90	December 14, 2016
Options	500,000	$21.09	April 11, 2017
Options	266,668	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017
Options	50,000	$31.28	December 4, 2017
Options	46,666	$30.31	December 14, 2017
Options	42,500	$30.89	May 15, 2018
Options	283,328	$31.81	May 19, 2018
Options	66,664	$31.53	June 30, 2018

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at March 31, 2009. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

The worldwide macroeconomic downturn has reduced and could continue to reduce the demand for our industrial plant engineering and equipment supply business, the amount of royalty we receive from the Wabush iron ore mine and the value of our financial assets, and therefore may have a continuing material adverse effect on our financial results. The recent industry trends of demand growth, consolidation and capital expenditures have moderated. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans. As a result, the market price of our common shares has declined and may continue to decline.

The ongoing economic crisis, which materially worsened in the fourth quarter of 2008, has had a significant negative impact on virtually every segment of the world economy due to many factors including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement, coal and minerals experience demand cycles that are highly correlated to the general economic environment, which are sensitive to a number of factors outside of our control. If such end-use markets for clinker, cement, coal and minerals significantly deteriorate due to these macroeconomic effects, our business, financial condition and results of operations will likely be materially and adversely affected. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a continued decrease in commercial and industrial demand for our services and products, which will have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our products and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker, cement, coal and various minerals. Reduced demand for our products and services and pricing pressures will adversely affect our financial condition and results of operations. In addition, in periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price for iron ore. Such decreases in the demand for iron ore and the resulting decrease in price for iron ore will lead to a decrease in the royalty we receive from the Wabush iron ore mine and could have a material adverse effect on our financial results. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the industrial plant engineering and equipment supply industry, and cannot predict the extent to which the current economic slowdown and macroeconomic events will impact our business. However, the uncertainty regarding the financial markets and worldwide political and economic climates are expected to continue to affect the demand for our products and services during the coming months. The market price of our common shares may decrease if investors have concerns that our business, financial condition and results of operations will continue to be negatively impacted by the worldwide macroeconomic downturn.

The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition.

Any downturn in the industrial plant engineering and equipment supply industry or in the demand for cement, minerals, coal or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact our revenue and harm our business, financial condition and results of operations. During a downturn, the timing and implementation of some of our larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled. During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included the extension of credit terms, delays or cancellation of the contracts. In addition, one of our customers went into voluntary liquidation. We have reviewed the financial impact of these variation requests and recognized a reduction in the loss on terminated contracts of $0.5 million in the first quarter of 2009. During the current period, contract cancellations were not significant and the amount of contracts at risk included in our order intake and backlog was reduced to $133.3 million as at March 31, 2009. We estimate that other contracts may be at risk, meaning we may receive indications from customers that contract variations or cancellations are a possibility, although we cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of current and future economic conditions and other factors which are beyond our control.

Furthermore, our customers may face deterioration of their business, cash flow shortages, and difficulty gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that such customers will be able to renew or extend the credit support previously made available. In addition, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable defaults and inventory challenges. If any of these things occur, there could be an adverse impact on our financial results, we may be required to increase our allowance for doubtful accounts and our revenues would be negatively impacted. Additionally, some of our competitors may become more aggressive in their pricing practices, which could adversely impact our gross margin. Accordingly, our operating results may vary significantly as a result of the general conditions in the industrial plant engineering and equipment supply industry, which could cause large fluctuations in our share price. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a negative impact on the results of our operations.

Due to the worldwide economic downturn, we have developed a restructuring program to improve the profitability, competitiveness and efficiency of our business. We may not be able to effectively implement our restructuring program and our restructuring program may not result in the expected benefits, which may have a material adverse effect on our operating results.

In the first quarter of 2009, we announced the implementation of a restructuring program to streamline our organization and reduce operating costs in order to address the worldwide economic downturn and its expected effects on our and our customers’ businesses. As part of this restructuring program, we intend to reduce our workforce by approximately 50 percent over the next 18 months and either divest or shut down our international coal and minerals customer group. There are several risks inherent in our efforts to implement our restructuring program. The program may involve higher costs or a longer timetable than we currently anticipate. The program may impair our ability to remain competitive in the markets in which we compete and to operate effectively. In addition, the program may have other consequences, such as attrition beyond our planned reduction in workforce or a negative effect on employee morale and our competitors may seek to gain a competitive advantage over us. We may not be able to effectively implement our restructuring program as planned and the program may not result in the expected benefits, any of which may have a material adverse effect on our operating results.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

Changes in the cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

We are exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

Any significant inflation or deflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial condition.

Deflation is the risk that prices throughout the economy may decline, which may reduce the amount of royalty we receive from our interest in the Wabush iron ore mine. Deflation may also result in the decrease of the price of cement which may result in our customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for our products and services, which may adversely affect our business, results of operations and financial condition.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when such agreements expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, violates the intellectual property of others or if our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

We are exposed to various counterparty risks which may adversely impact our financial position, results of operations, cash flows and liquidity.

We have exposure to the financial condition of our various lending, investment and derivative counterparties. With respect to derivative counterparties, we are periodically party to derivative instruments to hedge our exposure to foreign currency exchange rate fluctuation. As of March 31, 2009, we were party to foreign currency contracts with a notional value of approximately $13.2 million. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay us the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, we may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If we were not able to replace the derivative position, we would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.

With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to our cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities (including preferred shares). We have deposited our cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings. As at March 31, 2009, our company and its subsidiaries had cash and cash equivalents aggregating $294.2 million with one bank in Austria. If any such counterparties are unable to perform their obligations, we may, depending on the type of counterparty arrangement, experience a significant loss of liquidity or a significant economic loss. Changes in the fair value of these items may adversely impact our financial position, results of operations, cash flows and liquidity.

Our bonding facility is provided by a syndicate of six banks. All banks in the syndicate are highly rated, with three located in Austria and three in Germany. The bonding facility is secured for one year and utilization rates are well below available limits. We do not have significant unutilized credit lines. The counterparties to our derivative contracts are highly rated Austrian and Indian banks. The Austrian, German and Indian governments all have announced that resources are available to support their banking systems.

Our ability to utilize financial instruments may be restricted because of tightening and/or elimination of unsecured credit availability with counterparties. If we are unable to utilize such instruments, we may be exposed to greater risk with respect to our ability to manage exposures to fluctuations in foreign currencies, interest rates, and lead prices.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2009.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at March 31, 2009 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2009 and December 31, 2008
(United States Dollars in Thousands)

	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$363,080	$409,087
Short-term cash deposits	2,949	—
Securities	3,066	2,987
Restricted cash	30,824	32,008
Accounts receivable, trade	81,399	62,760
Other receivables	23,966	28,313
Inventories	94,929	110,161
Contract deposits, prepaid and other	56,986	58,694
Future income tax assets	5,154	7,679

Total current assets	662,353	711,689
Non-current Assets
Property, plant and equipment	1,822	2,489
Interest in resource property	23,757	24,861
Equity method investments	268	325
Future income tax assets	10,640	6,339
Investment in preferred shares of former subsidiaries	18,585	19,125
Other non-current assets	790	830

Total non-current assets	55,862	53,969

	$718,215	$765,658

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$146,502	$178,582
Progress billings above costs and estimated earnings on uncompleted contracts	161,982	171,843
Advance payments received from customers	15,980	11,331
Income tax liabilities	4,971	9,112
Deferred credit, future income tax assets	3,563	4,212
Accrued pension liabilities, current portion	2,055	2,158
Provision for warranty costs, current portion	28,119	30,856
Provision for restructuring costs	6,648	—
Provision for supplier commitments on terminated customer contracts	21,135	23,729

Total current liabilities	390,955	431,823
Long-term Liabilities
Long-term debt, less current portion	10,777	11,313
Accrued pension liabilities, less current portion	27,823	29,209
Provision for warranty costs, less current portion	7,318	7,524
Deferred credit, future income tax assets	3,978	4,176
Future income tax liability	11,171	7,646
Other long-term liabilities	8,260	8,344

Total long-term liabilities	69,327	68,212

Total liabilities	460,282	500,035
Minority Interests	4,532	3,709
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	143,826	143,826
Treasury stock	(93,793)	(93,793)
Contributed surplus	8,512	7,623
Retained earnings	156,886	155,681
Accumulated other comprehensive income	37,970	48,577

Total shareholders’ equity	253,401	261,914

	$718,215	$765,658

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2009	2008

Revenues	$112,128	$136,836
Cost of revenues	92,273	111,629
Reduction in loss on terminated customer contracts	(507)	—
Restructuring costs, write-down of inventories	1,121	—

Gross profit	19,241	25,207

Income from interest in resource property	2,130	3,966
General and administrative expense	(13,981)	(12,845)
Stock-based compensation — general and administrative	(889)	(1,063)
Restructuring costs	(6,756)	—

Operating income (loss)	(255)	15,265

Interest income	2,317	5,062
Interest expense	(694)	(519)
Foreign currency transaction gains (losses), net	1,583	(8,425)
Share of loss of equity method investee	(21)	—
Other expense, net	(267)	(1,342)

Income before income taxes and minority interests	2,663	10,041
Provision for income taxes:
Income taxes	(971)	(1,691)
Resource property revenue taxes	(491)	(876)

	(1,462)	(2,567)

Income before minority interests	1,201	7,474
Minority interests	4	(43)

Net income	1,205	7,431
Retained earnings, beginning of the period	155,681	162,633

Retained earnings, end of the period	156,886	170,064
Accumulated other comprehensive income	37,970	96,165

Total of retained earnings and accumulated other comprehensive income	$194,856	$266,229

Basic earnings per share	$0.04	$0.25

Diluted earnings per share	$0.04	$0.24

Weighted average number of common shares outstanding
— basic	30,522,645	30,234,127
— diluted	30,522,645	30,528,155

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Net income for the period	$1,205	$7,431
Other comprehensive income (loss), net of tax Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(10,607)	489

Other comprehensive income (loss)	(10,607)	489

Comprehensive income (loss) for the period	$(9,402)	$7,920

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Cash flows from continuing operating activities
Income from continuing operations	$1,205	$7,431
Adjustments for:
Amortization and depreciation	982	870
Foreign currency transaction (gains) losses, net	(1,583)	8,425
Minority interests	(4)	43
(Gain) loss on short-term securities	(254)	3,239
Stock-based compensation	889	1,063
Future income taxes	1,057	830
Reduction in loss on terminated customer contracts	(507)	—
Restructuring costs, asset impairment charges	1,348	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(2,896)	(9,226)
Short-term securities	—	1,205
Restricted cash	(326)	(1,605)
Receivables	(17,709)	(3,330)
Inventories	7,724	2,657
Contract deposits, prepaid and other	(1,043)	(2,161)
Accounts payable and accrued expenses	(23,032)	(9,215)
Progress billings above costs and estimated earnings on uncompleted contracts, net	(1,673)	45,117
Advance payments received from customers	5,072	6,368
Income tax liabilities	(3,641)	(11,664)
Provision for warranty costs	(1,102)	(7,653)
Provision for restructuring costs	6,529	—
Other	396	—

Cash flows (used in) provided by continuing operating activities	(28,568)	32,394
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(444)	(688)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	(669)	(785)
Other	—	(310)

Cash flows used in continuing investing activities	(1,113)	(1,783)
Cash flows from continuing financing activities
Debt repayments	—	(115)
Issuance of shares	—	131

Cash flows provided by continuing financing activities	—	16
Exchange rate effect on cash and cash equivalents	(16,326)	13,109

Increase in cash and cash equivalents	(46,007)	43,736
Cash and cash equivalents, beginning of period	409,087	354,397

Cash and cash equivalents, end of period	$363,080	$398,133

Cash and cash equivalents at end of period consisted of:
Cash and cash equivalents	$363,080	$392,792
Money market funds	—	5,341

	$363,080	$398,133

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Operations

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. The Company also holds an indirect interest in the Wabush iron ore mine in Canada.

Note 3.	Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company is in the process of assessing the impacts of the Canadian convergence initiative on its financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets. The adoption of this new accounting standard does not have any material impact on the Company’s financial position as of January 1, 2009.

Note 4.	Earnings per Share

Earnings per share data for the periods ended March 31 from operations is summarized as follows:

Three Months Ended March 31	2009	2008

Earnings from continuing operations available to common shareholders	$1,205	$7,431

	Number of Shares
	2009	2008

Basic earnings per share, weighted average number of common shares outstanding	30,522,645	30,234,127
Effect of dilutive securities Options	—	294,028

Weighted average number of common shares outstanding — diluted	30,522,645	30,528,155

Note 5.	Stock-based Payments

The Company has a stock option plan and an equity incentive plan. Following is a summary of the changes in stock options during the current period:

Outstanding at December 31, 2008	1,579,720
Granted	—
Forfeited	(50,000)
Exercised	—

Outstanding at March 31, 2009	1,529,720

Note 6.	Investment in Preferred Shares of Former Subsidiaries

As at March 31, 2009, the Company held all of the Series 2 Class B preferred shares in Mass Financial Corp. (“Mass Financial”) and preferred shares in one of its former subsidiaries having an aggregate face value of Cdn$127,866 and a financial liability of Cdn$37,000 owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or simultaneously. Accordingly, the financial asset and the financial liability were offset and the net amount was reported in the consolidated balance sheet. As at December 31, 2008, the net amount was written down to its estimated fair value of Cdn$23,420. There was no change in the estimated fair value in terms of Canadian dollars in the first quarter of 2009. As a result of the fluctuation of exchange rate between Canadian and U.S. dollars, the Company reported $18,585 and $19,125 as its investment in the preferred shares of former subsidiaries in the consolidated balance sheets as at March 31, 2009 and December 31, 2008, respectively, with the related translation adjustment included in the cumulative translation adjustment in accumulated other comprehensive income. Please see Note 12 for details of the settlement that occurred subsequent to the current period.

Note 7.	Defined Benefit Cost

The Company maintains defined benefit plans that provide person benefits for the employees of certain KHD companies in Europe. The Company recognized, as determined by CICA Handbook Section 3461, Employee Future Benefits, the following amounts of defined benefit cost:

	2009	2008

Three months ended March 31	$452	$352

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Provision for Restructuring Costs

As a result of the 2008 financial crisis, the Company expects the dramatic changes in world credit markets and the global recession will continue to have a negative impact on the Company’s customers’ future expenditure programs. In anticipation of expected lower order intake, the Company is fundamentally restructuring its business model.

The Company has initiated a restructuring program to align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet the Company’s objective of offering cost effective solutions to the customers.

On March 24, 2009, the Company announced its intention to shut down the workshop in Cologne, Germany and had given official notice of shutdown to the workers’ council. The restructuring costs relating to the shut-down of the workshop were summarized as follows:

Provisions:
Costs associated with involuntary employment terminations	$3,899
Facilities closure	1,302
Lease termination and other costs	1,328

6,529
Impairment of fixed assets	227

Restructuring costs, excluding inventory write-down	6,756
Write-down of inventories	1,121

Total restructuring costs	$7,877

Following is a summary of the changes in the provision for restructuring costs during the current period:

Balance, beginning of period	$—
Provision during the period, excluding inventory and fixed asset write-downs	6,529
Paid	—
Reversal	—
Currency translation adjustments	119

Balance, end of period	$6,648

The initiatives under the restructuring program will include a reduction in the international headcount and the intended divestiture of the coal and mineral customer group. Management estimates that the restructuring program will cost approximately $30,000 (including the restructuring costs recognized in the first quarter of 2009) which primarily relates to employee severance costs, asset impairments and lease termination costs. The Company expects to recognize the loss and expenses in 2009 and 2010.

Note 9.	Provision for Supplier Commitments on Terminated Customer Contracts

As a result of changes in the market conditions and business environment affected by the 2008 financial crisis, the Company received requests from a limited number of customers to modify the terms of existing contracts, which resulted in the termination of the Company’s work on certain customer contracts and the Company recognized the losses on the terminated customer contracts in 2008.

Following is a summary of the changes in the provision for supplier commitments on the terminated customer contracts during the current period:

Balance, beginning of period	$23,729
Paid	—
Reversal	(612)
Reclassification to inventory reserve	(885)
Currency translation adjustments	(1,097)

Balance, end of period	$21,135

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An impairment on inventories of $105 was also recognized during the first quarter of 2009. The provision for supplier commitments is continuously monitored and adjusted when necessary. The final amount will be settled based on negotiations with customers and suppliers.

Note 10.	Segment Information

The Company currently operates two reportable business segments: industrial plant engineering and equipment supply, and resource property.

Summarized financial information concerning the segments is shown in the following tables:

	Three months ended March 31, 2009
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$112,128	$—	$—	$112,128
Interest expense
External	355	—	339	694
Internal	—	—	159	159
Income from continuing operations before income taxes and minority interests	5,633	1,056	(4,026)	2,663

	Three months ended March 31, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$136,836	$—	$—	$136,836
Interest expense
External	471	—	48	519
Internal	—	—	314	314
Income from continuing operations before income taxes and minority interests	9,613	3,232	(2,805)	10,041

The total assets were $718,215 and $765,658 at March 31, 2009 and December 31, 2008, respectively. There was no material change of total assets since December 31, 2008.

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three months ended March 31,
	2009	2008

Cement	$96,763	$114,804
Coal and minerals	15,365	22,032

	$112,128	$136,836

Note 11.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or which has the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2009:

Three Months Ended March 31, 2009:

Dividend income on common shares*	$154
Royalty expense paid and payable*	(71)
Fee income	3
Fee expense for managing resource property	(141)
Fee expense for management services, including expense reimbursements	(294)
Interest expense	(325)
Impairment charge on a receivable	(313)
Management fee to a corporation in which the former Chief Executive Officer has an ownership interest	(166)

*	included in income from interest in resource property.

As at March 31, 2009:

Accrued interest and dividend income receivable	$9,027
Due from affiliates	1,115
Accrued interest payable	321
Due to affiliates	209

Note 12.	Subsequent Events

On May 12, 2009, the Company entered into and completed an agreement with Mass Financial for the redemption of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12,284, which represented the gross redemption amount of the preferred shares of Cdn$49,284 offset by the indebtedness of Cdn$37,000 owed by the Company to Mass Financial. The payment of the Cdn$12,284 was payable as follows:

(a)	Cdn$8,284 being satisfied by Mass Financial agreeing to transfer to the Company 788,201 of the Company’s common shares;

(b)	Cdn$1,710 being satisfied by way of cash payment by Mass Financial to the Company;

(c)	Cdn$1,750 being satisfied by way of issuance by Mass Financial to the Company of a promissory note having a principal amount of Cdn$1,750, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30 day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$540 being satisfied by setting-off accrued and unpaid interest on indebtedness owed by the Company to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

Mass Financial also agreed to settle Cdn$11,346 in respect of the accrued dividends on the preferred shares, which will payable by way of the issuance of a promissory note having a principal amount of Cdn$11,346, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30 day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer.

As a result of the settlement of the preferred shares of Mass Financial and one of its former subsidiaries, the Company will recognize a loss of approximately Cdn$11,100 in the second quarter of 2009.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2009
FIRST QUARTER RESULTS

– Backlog at $774.3 million –

HONG KONG (May 14, 2009) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) today announced results for the three months ended March 31, 2009. Unless otherwise noted, all figures are in US dollars.

For the three months ended March 31, 2009, KHD reported revenues of $112.1 million with a net income of $1.2 million, or $ 0.04 per share on a diluted basis, which included $7.9 million in restructuring charges, primarily due to costs associated with involuntary employment terminations, facilities closure and write-downs of inventory. This compares to revenues in the first quarter of 2008 of $136.8 million and net income for that period of $7.4 million, or $0.24 per share on a diluted basis. Our margins for the first quarter of 2009 were 17.2% versus 18.4% in the first quarter of 2008.

KHD’s balance sheet remains strong, as of March 31, 2009, our cash and cash equivalents and short-term deposits totaled $366.0 million; working capital was $271.4 million; and shareholders’ equity was $253.4 million. KHD’s current ratio was 1.69 and its long-term debt-to-equity ratio was 0.04.

CEO Jouni Salo commented, “Our focus in 2009 is to manage our assets in a manner that both conserves shareholder value and structures our company to capitalize on opportunities as the world emerges from the recent crisis conditions. During and subsequent to the close of our first quarter in 2009, we have made good progress in our restructuring efforts, while maintaining our reputation for providing quality services and products to our customers. Over the past months we have discussed the financial situation and its impact on our customers and the anticipated impacts on our own business. The first quarter operating results reflect the effects, lower volume of new orders, some impact on our revenues and profitability before restructuring.

– MORE –

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Brian Kennedy (media) 1 (212) 691-8087 brian@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd. 1 (604) 683-8286 ex 224 randall.r@khd.de

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2009 FIRST QUARTER RESULTS

Page -2-

In order to improve our ability to offer our customers cost-effective and well-executed solutions, we implemented a substantial restructuring of our internal reporting functions. Our new structure, effective May 1, 2009, has four Customer Service Centers (“CSC”): the Americas based in Atlanta; South Asia based in New Delhi; Russia and the CIS based both in Moscow and Dessau; Europe, the Middle East and Africa, currently based in Cologne. Customers will be directly served and supported from the CSC in their regions. Each CSC will exploit the strength of KHD’s knowledge, technologies and experience in delivering quality products and services to our customers. KHD Central, operating in Vienna and Cologne, will manage and support the Customer Service Centers in implementing KHD operating strategies.”

For comparative purposes, all of the following amounts for order intake and backlog were translated directly from Euros to US dollars at 1.326, the exchange rate prevailing on March 31, 2009.

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.

Order intake for the quarter ended March 31, 2009, was $81.1 million, a decrease of 72 percent from 2008. Of this total, 62 percent came from Asia, 14 percent from the Middle East and 11 percent from Russia and Eastern Europe. Of the first quarter 2009 order intake, $70.2 million came from cement and $10.9 from coal and minerals.

CFO Alan Hartslief commented “We are pleased to note that during the first quarter of 2009, new customer requests to delay or cancel projects were not significant and certain projects which were previously considered at risk are back on track due to our clients successfully obtaining the necessary financing.”

Order backlog as of March 31, 2009 was $774.3 million, a decrease of 32 percent from March 31, 2008, and a decrease of 9 percent from the year ended December 31, 2008. Of the backlog going into 2009, 44 percent is associated with projects in Russia and Eastern Europe, 35 percent with projects in Asia and 14 percent with projects in the Middle East. Of these, $716.0 million are associated with cement projects and $58.3 is coal and minerals projects.

Mr. Hartslief added, “Subsequent to the quarter ended March 31, 2009, as part of our review of our non-core assets we entered into and completed an agreement with Mass Financial Corp, on May 12, 2009, for the redemption of the preferred shares of Mass Financial Corp. and its former subsidiary. The details of the transaction are provided in our Form 6-K filing. This transaction substantially completes the divestiture of our legacy assets.”

Mr. Salo concluded, “A key component of the restructuring effort is the divestiture of the coal and minerals related assets. KHD is pleased to announce that it has entered into a memorandum of understanding for the sale of these assets. The closing of this transaction is expected before the close of the current quarter and is subject to a due diligence review. These assets include a portion of our sales, engineering and management activities in Cologne, the entire workshop in Cologne, all of our operations in Calcutta, India and South Africa and a portion of our operations in China and Russia. Also approximately 300 staff members are currently assigned to assets.”

Shareholders are encouraged to read the entire Form 6-K, which has been filed with the SEC, for a greater understanding of KHD. The Form 6-K is also available on the Company’s website.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review the Company’s results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and will continue for seven days or to listen to the audio replay by phone, dial: 1 (888) 286 8010 using conference ID number: 92279628. International callers should dial: 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and

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opportunities. The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a continued downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the continued worldwide economic downturn resulting from the effects of the sub-prime lending and general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2)continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section in our Form 6-K filed with the Securities and Exchange Commission and the “Risks and Uncertainties” section in our MD&A filed with Canadian security regulators.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2009 FIRST QUARTER RESULTS

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
March 31, 2009 and December 31, 2008
(U.S. Dollars in Thousands)

	2009	2008

ASSETS

Current Assets
Cash and cash equivalents	$363,080	$409,087
Short-term cash deposits	2,949	—
Securities	3,066	2,987
Restricted cash	30,824	32,008
Accounts receivable, trade	81,399	62,760
Other receivables	23,966	28,313
Inventories	94,929	110,161
Contract deposits, prepaid and other	56,986	58,694
Future income tax assets	5,154	7,679

	662,353	711,689

Non-current Assets
Property, plant and equipment	1,822	2,489
Interest in resource property	23,757	24,861
Equity method investments	268	325
Future income tax assets	10,640	6,339
Investment in preferred shares of former subsidiaries	18,585	19,125
Other non-current assets	790	830

	55,862	53,969

	$718,215	$765,658

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (cont’d)
March 31, 2009 and December 31, 2008
(U.S. Dollars in Thousands)

	2009	2008

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$146,502	$178,582
Progress billing above costs and estimated earnings on uncompleted contracts	161,982	171,843
Advance payments received from customers	15,980	11,331
Income tax liabilities	4,971	9,112
Deferred credit, future income tax assets	3,563	4,212
Accrued pension liabilities, current portion	2,055	2,158
Provision for warranty costs, current portion	28,119	30,856
Provision for restructuring costs	6,648	—
Provision for supplier commitments on terminated customer contracts	21,135	23,729

	390,955	431,823

Long-term Liabilities
Long-term debt, less current portion	10,777	11,313
Accrued pension liabilities, less current portion	27,823	29,209
Provision for warranty costs, less current portion	7,318	7,524
Deferred credit, future income tax assets	3,978	4,176
Future income tax liability	11,171	7,646
Other long-term liabilities	8,260	8,344

	69,327	68,212

Total liabilities	460,282	500,035

MINORITY INTERESTS	4,532	3,709

SHAREHOLDERS’ EQUITY
Common stock, without par value; authorized unlimited number	143,826	143,826
Treasury stock	(93,793)	(93,793)
Contributed surplus	8,512	7,623
Retained earnings	156,886	155,681
Accumulated other comprehensive income	37,970	48,577

	253,401	261,914

	$718,215	$765,658

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2009 and 2008
(U.S. Dollars in Thousands, Except per Share Data)

	2009	2008

Revenues	$112,128	$136,836
Cost of revenues	92,273	111,629
Reduction in loss on terminated customer contracts	(507)	—
Restructuring costs, write-down of inventories	1,121	—

Gross profit	19,241	25,207

Income from interest in resource property	2,130	3,966
General and administrative expense	(13,981)	(12,845)
Stock-based compensation — general and administrative	(889)	(1,063)
Restructuring costs	(6,756)	—

Operating income (loss)	(255)	15,265

Interest income	2,317	5,062
Interest expense	(694)	(519)
Foreign currency transactions (losses), net	1,583	(8,425)
Share of loss of equity method investee	(21)	—
Other expenses, net	(267)	(1,342)

Income before income taxes and minority interests	2,663	10,041
Provision for income taxes:
Income taxes	(971)	(1,691)
Resource property revenue taxes	(491)	(876)

	(1,462)	(2,567)

Income before minority interests	1,201	7,474
Minority interests	4	(43)

Net income	$1,205	$7,431

Basic earning per share	$0.04	$0.25

Diluted earnings per share	$0.04	$0.24

Weighted average of common shares outstanding — basic	30,522,645	30,234,127
— diluted	30,522,645	30,528,155

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of March 31, 2009
(U.S. Dollars in Thousands, Except per Share Data and Ratios)

Cash and cash equivalents	$363,080
Short-term deposits	2,949
Short-term securities	3,066
Restricted cash	30,824
Working capital	271,398
Total assets	718,215
Shareholders’ equity	253,401
Book value per share	8.30
Current ratio	1.69
Long-term debt to equity ratio	0.04

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Jouni Salo
Jouni Salo, President and Chief Executive Officer
Date: May 14, 2009